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                         [EMCORE Corporation Letterhead]


                                                               February 25, 2004



David K. Ritenour
Special Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306


Re:      EMCORE Corporation
         Registration Statement on Form S-4 filed January 23, 2002 File No. 333-81280



Dear Mr. Ritenour:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), EMCORE Corporation (the "Company") respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement and all exhibits thereto (the "Registration Statement"). The Company's request is based on its determination not to request the Registration Statement be declared effective at this time. The Registration Statement was never declared effective and no securities have been sold pursuant thereto.

         The Company respectfully requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

         Please do not hesitate to call Tobias Knapp or John Welch of Jenner & Block at (202) 639-6045 and (202) 639-6096, respectively, should you have any questions with respect to this request.


                                       Very truly yours,

                                       EMCORE Corporation

                                       By:    /s/ Howard W. Brodie
                                              --------------------
                                              Howard W. Brodie
                                              Vice President, Secretary and
                                              General Counsel




cc:   John E. Welch, Esq.
      Tobias L. Knapp, Esq.